Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Recycline, Inc.
657 Main Street
Waltham, MA 02451
https://www.preserve.eco/

Up to $1,234,991.86 in Common Stock at $8.18
Minimum Target Amount: $14,993.94

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Recycline, Inc.
Address: 657 Main Street, Waltham, MA 02451
State of Incorporation: MA
Date Incorporated: January 22, 1996

Terms:

Equity

Offering Minimum: $14,993.94 | 1,833 shares of Common Stock
Offering Maximum: $1,234,991.86 | 150,977 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $8.18
Minimum Investment Amount (per investor): $147.24

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-based:

Friends and Family Early Birds

Invest within the first eight days and receive 15% bonus shares

Super Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares

Early Bird Bonus

Invest within the first three weeks and receive 5% bonus shares

Amount-Based*:

$300+ | Preserve Toothbrush Subscription for 1 Year

Invest $300+ and keep your teeth squeaky clean, replacing your toothbrush with the frequency that dentists recommend. The Preserve toothbrush is made in the USA from 100% recycled polypropylene, including 50% PCR, with fresh nylon bristles.

$600+ | Preserve Ocean Plastic Initiative Gift Set

Invest $600+ and be introduced to Preserve's Ocean Plastic Initiative through a practical and impactful gift set featuring the POPi razor and replacement blades and two POPi toothbrushes. The handles of both products are made with recovered ocean plastic and help to support Preserve's non-profit partners who are leading the way in ocean health.

$1,000+ | Preserve Toothbrush Subscription for the whole family + Preserve Ocean Plastic Initiative (POPi) Gift Set

Invest $600+ and keep your family's teeth squeaky clean, replacing your toothbrushes with the frequency that dentists recommend. Plus, get introduced to the Preserve Ocean Plastic Initiative with a gift box of Preserve items made from recovered ocean plastic.

$2,500+ | Your Own Custom Preserve Hoodie and T-Shirt

Invest $2,500+ and receive 5% bonus shares. Plus, relax in a 100% Organic and Fair Trade Certified Hoodie and T-Shirt set, proudly sporting Preserve branding. Only available to employees and key investors, these clothing items are a hot commodity!

$5,000+ | Catered Picnic at one of Massachusetts' Finest Beaches

Invest $5,000+ and receive 7% bonus shares. Plus, enjoy a catered picnic on one of Massachusetts' finest beaches. A Preserve hoodie will help you warm up after your swim.

$10,000+ | Meet and Greet with Preserve's Founder and Leadership Team

Invest $10,000+ and receive 10% bonus shares. Plus, join Preserve's leadership team for dinner, either virtually or in person in Boston to learn about Preserve's founding, where we're going, provide ideas and ask questions.

$20,000+ | Catered Weekend Getaway in the Berkshires AND Meet and Greet with

Preserve's Founder and Leadership Team

Invest $20,000+ and receive 15% bonus shares and a weekend getaway! A short drive from Boston or New York, New England's Berkshires is where Preserve's Founder drew inspiration for starting a mission-driven business. You'll have access to an indoor pool, foliage views, and your own private chef for the weekend.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

***Details for certain Amount-Based perks may need to be worked out between Preserve and the investor (i.e. dates, shipping, addresses, color, and size preferences, etc.). Experience-based perks do not include transportation. Amount-Based perks are not cumulative.*

The 10% StartEngine Owners' Bonus

Recycline, Inc. (d/b/a/ "Preserve" or the "Company") will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $8.18 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $818. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Recycline, Inc. (d.b.a. "Preserve" or the "Company") is a C-Corporation organized under the laws of the state of Massachusetts. Preserve is also a certified B-Corporation, and is one of the leading sustainable consumer goods companies that produces stylish, eco-friendly household and personal care products, as well as products for food service, all made in the USA.

Preserve's business model is centered on reducing the environmental impact of

consumer goods by producing products that require lower carbon emissions, lead to less consumption and waste, and protect our oceans.

By using recycled materials, plant-based bioplastics, and ocean-diverted plastics, Preserve seeks to create an ethos of reuse, recycling, and composting in the consumer products marketplace, a sector that is responsible for more than 25% of total U.S. emissions.

Preserve's products can be found in thousands of retail and food service locations across the US and the company has achieved over $100M in sales since its founding.

Preserve has achieved many awards for being a sustainable products company trailblazer, including ten years as Best for the Earth, through the B Corp awards system.

Preserve maintains four U.S. trademarks for the name Preserve, in support of all product lines, as well as trademarks for Gimme 5, Preserve2Go and Shave5. Preserve also maintains some form of trademark protection for the name Preserve for our products in four foreign countries, as well as the European Union. All of these trademarks are owned fully by Preserve.

Preserve holds patent # US 10,413,089 B2 for the Preserve cutlery dispenser which is a key component of Preserve's food service division. This patent is held by Eric Hudson, Preserve Founder & CEO, John Lively, Preserve COO, and Mohan Rajasekaran, General Manager at EVO Design, Preserve's primary design partner.

Preserve maintains four U.S. trademarks for the term Preserve, in reference to all of our product lines, as well as three trademarks for the terms Gimme 5, Preserve2Go and Shave5. Preserve also maintains some form of trademark protection for the name Preserve for our products in four foreign countries, as well as the European Union. All of these trademarks are owned fully by Preserve.

Competitors and Industry

Preserve sells and markets its products in three major channels of trade – retail stores, retail ecommerce, and food service venues. The company creates and owns its designs and production assets in the following categories – toothbrushes, razors, cutlery, reusable tableware, food storage and kitchen items, all of which Preserve makes out of recycled plastic or plant-based polymers in the United States.

Preserve competes with large companies like Georgia Pacific in food service, and Oral B and Colgate-Palmolive in oral care, and Gillette in shaving products.

While we compete in specific ways in each category and with each larger company, Preserve's mission and approach to doing business is our primary advantage. Founded on the principles of solving environmental challenges, and certified as a B Corp since 2011, Preserve is recognized as a trailblazer in the sustainable products space and as an authentic "green" brand. We believe that we were one of the first to market using recycled polypropylene in toothbrushes, tableware, food storage, and shave, and one

of the first to marketing in recovered ocean plastics in razors and toothbrushes. Because of this, we have established strong partnerships with material suppliers, sorters, and manufacturers that both enable us to react quickly to opportunities and to utilize cutting edge know-how. Manufacturing in the US also gives us an advantage. We work with local manufacturers and own all Preserve product designs and manufacturing molds. Below, we lay out key points of competition in each category.

Food Service

In food service, the primary ways that we compete with our larger competitors is with three main value propositions – more sustainable materials, authentic green mission/brand, and made in the USA.

Oral Care

<u>Preserve versus Bamboo</u>

In oral care, many of the larger Consumer Packaged Goods Companies, like Colgate-Palmolive, and other smaller companies offer toothbrushes with bamboo handles. Preserve differentiates our oral care products from bamboo in the following ways:

Bamboo toothbrushes offered by competitors are typically made and assembled in China which results in long shipping distances compared to Preserve toothbrushes which are made in the USA.

Preserve's toothbrushes are ergonomically designed, compared with most Bamboo toothbrushes which often have straight handles.

Preserve's recycled plastic handles offer a smoother brushing experience versus bamboo toothbrushes which can be rough on the lips and inner mouth.

<u>Made in USA</u>

Colgate-Palmolive's Tom's of Maine brand offers a bioplastic brush made in Europe. Preserve makes all their toothbrushes in the USA. Tom's of Maine toothbrush is made in Switzerland which results in long shipping distances.

<u>Recycled Materials</u>

Along with differentiating ourselves by being Made in the USA, we believe we were the first company to offer toothbrushes made with recycled material; and we believe we were also the first to offer a toothbrush take-back recycling program. Preserve toothbrushes are recyclable through Preserve's take-back program called "Gimme 5" after use. Preserve Toothbrushes are also available in a wide variety of bright colors whereas the brushes of most competitors are not.

Shave

With our shaving products we compete with the world's major razor companies such as Gillette and BIC in the following ways.

Preserve Razor handless are made from recycled material whereas handles from our competitors are predominantly made from virgin plastics. Preserve handles are recyclable through Preserve's take-back program called "Gimme 5" after use.

Preserve Razors are available in a wide variety of bright colors vs most competitors which are not.

Compared to smaller shave brands which are predominantly manufactured in China or overseas our blades are manufactured in the USA vs most competitors.

<u>Innovation in Shave:</u>

Both our Preserve Razors and our Preserve Toothbrushes also come in a version that sources recovered and recycled ocean-bound plastics. We call this line our Preserve Ocean Plastic initiative, or POPi. Our competitors do not have a version which sources ocean bound or ocean plastics.

Advantage as an Authentic Green Pioneer

From a cultural and mission-based standpoint we also believe that we are different from our larger competitors. Founded with an environmental mission, we are experts on sustainable products and understand the nuances that differentiate true sustainability from "greenwashing." We have found that large companies are often not as thought-through in their product offerings in the circular economy space.

For example, in our cutlery line, several competitors have produced products made from compostable materials combined with non-compostable materials rendering the end products unable to meet compostability standards or recycling claims. Companies have also introduced "green" products through recycled lines that are based on fundamentally questionable materials, like polystyrene. Example include: Georgia's Pacific's BioBlend Smart Stock Cutlery and EcoProduct's PSM cutlery line.

As well, during our partnership explorations with larger companies we have discovered a lack of knowledge and desire to understand the green consumer and the circular product space. For example, there is often confusion at larger competitors around the very basics, such as between a product containing recycled content and being recyclable. As well, we have seen larger competitors feel the need to emphasize traditional core business tenets, like the need for "purchase intent," which can derail innovation in the circular economy.

Offerings from some companies can suffer from a lack of positive consumer reaction when consumers feel that the brand is not authentically offering a green product. "Green" consumers may be unlikely to get on board with a green product when the company behind it is not as green as the product.

Current Stage and Roadmap

Preserve has been designing and selling products made from recycled materials, recovered ocean plastics and bioplastics to distributors, retailers and direct to

consumer since 1997. We create our own designs, products and systems and work closely with U.S. manufacturing partners to produce our products.

Building on 25 years of strong partnerships, established distribution networks, and a deep understanding of sustainable design, lower impact systems, and more sustainable materials, Preserve is set up to increase our sales with existing customers through marketing programs and to invest in innovations that will keep us at the forefront of developments in sustainable consumer products. We will invest in key innovations, such as home compostable and marine-degradable materials to produce cutlery and other proprietary products; we will invest in products made from capturing atmospheric carbon and more products made from captured ocean plastics; we will invest in more reusable products and reuse systems for food service customers.

By completing our R&D on new products and by investing in increased capacity, we can serve more consumers and customers who increasingly demand these products. We believe we are well positioned to be one of the key solutions for more sustainable consumer products being sought by Preservers for their homes and for use on the go globally.

The Team

Officers and Directors

Name: Eric Hudson

Eric Hudson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & CEO
  Dates of Service: January, 1996 - Present
  Responsibilities: Eric Hudson, as the Chief Executive Office, leads the Preserve team and works to map and form the company's strategic plan with the Preserve Board and management team. Eric also leads partnership and business development and works closely with all department heads, from sales to marketing, finance and operations/supply chain in week to week execution of Preserve's business imperatives. Salary & Equity Compensation: $85,000 annual salary; no annual equity compensation. Owns 18,984 shares and owns options for 3,462 shares.

Name: Anubhav Goel

Anubhav Goel's current primary role is with SPINS. Anubhav Goel currently services .5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member

Dates of Service: June, 2019 - Present
Responsibilities: Meets at least four times a year with fellow board members to review management key initiatives and advise on Preserve's strategic direction, in particular as it relates to financing and governance matters. Salary & Equity Compensation: No annual salary; Preserve board members receive equity options under a two year contract; owns options for 1,236 shares.

Other business experience in the past three years:

- **Employer:** SPINS
  Title: Chief Solutions Officer
  Dates of Service: May, 2022 - Present
  Responsibilities: In his role as Chief Solutions Officer, Anubhav Goel leads a team of Business Unit GMs that innovate & commercialize solutions to help CPG, Strategic Partner, and Retail clients grow. Each GM partners cross-functionally to deliver Business Unit P&L results for 2022 while also building the engine for future growth to deliver SPINS' 5-Year Strategic Plan.

Other business experience in the past three years:

- **Employer:** SPINS
  Title: President, Client Growth Solutions
  Dates of Service: March, 2018 - June, 2022
  Responsibilities: Led SPINS' Brand Strategy, Consumer Insights, and Financial Clients divisions.

Name: Steven Berkenfeld

Steven Berkenfeld's current primary role is with EcoTopia Consulting. Steven Berkenfeld currently services 0.5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: October, 2019 - Present
  Responsibilities: Meets at least four times a year with fellow board members to review management key initiatives and advise on Preserve's strategic direction, in particular as it relates to financing and governance matters. Salary & Equity Compensation: No annual salary; owns options for 1,320 shares.

Other business experience in the past three years:

- **Employer:** EcoTopia Consulting
  Title: President, Founder/Principal
  Dates of Service: January, 2020 - Present

Responsibilities: Advise early stage, mission driven companies on financing, strategy, and impact.

Other business experience in the past three years:

- **Employer:** Brightcore Energy
  Title: Chief Strategy Officer
  Dates of Service: January, 2020 - Present
  Responsibilities: Part time role, leading strategy for the company.

Other business experience in the past three years:

- **Employer:** Svante
  Title: Board Member
  Dates of Service: December, 2019 - Present
  Responsibilities: As a board member, review strategy and management initiatives.

Other business experience in the past three years:

- **Employer:** Avina Clean Hydrogen, Inc.
  Title: Board Member
  Dates of Service: November, 2022 - Present
  Responsibilities: As a board member, review strategy and management initiatives.

Other business experience in the past three years:

- **Employer:** CarbonWave
  Title: Board Member
  Dates of Service: May, 2022 - Present
  Responsibilities: As a board member, review strategy and management initiatives.

Other business experience in the past three years:

- **Employer:** Flux Marine, Ltd
  Title: Board Member
  Dates of Service: December, 2021 - Present
  Responsibilities: As a board member, review strategy and management initiatives.

Other business experience in the past three years:

- **Employer:** Water Tower Research LLC
  Title: Board Member and Special Advisor on Climate Tech and Sustainable Investing
  Dates of Service: August, 2020 - Present
  Responsibilities: As a board member, review strategy and management initiatives.

Other business experience in the past three years:

- **Employer:** The Clean Fight
  Title: Board Member
  Dates of Service: December, 2019 - Present
  Responsibilities: As a board member, review strategy and management initiatives.

Other business experience in the past three years:

- **Employer:** ZincFive, Inc
  Title: Advisory Board Member
  Dates of Service: February, 2020 - Present
  Responsibilities: Serve as an advisor to the company

Name: John Lively

John Lively's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: August, 2019 - Present
  Responsibilities: In his role as COO, John Lively provides operational oversight and direction to all aspects of the company but focuses his time on Preserve's supply chain and operations. Salary & Equity Compensation: $120,000 annual salary. No annual equity compensation. Owns 545 shares; owns options for 2,776 shares.

Other business experience in the past three years:

- **Employer:** Preserve
  Title: Director, Materials and Environment
  Dates of Service: January, 2007 - July, 2019
  Responsibilities: As Director of Environment and Materials at Preserve, worked to bring the approaches of industrial ecology to everyday products like Preserve's toothbrushes, razors and cutlery.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company and hired 409a valuation firms. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by

an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's

control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Home Compostable Cutlery. Delays or cost overruns in the development of our Home Compostable Cutlery and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Preserve products are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's own trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in

the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Preserve or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Preserve could harm our reputation and materially negatively impact our financial condition and business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Eric Hudson	949,200	Common Stock	31.0%

The Company's Securities

The Company has authorized Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 150,977 of Common Stock.

Common Stock

The amount of security authorized is 6,000,000 with a total of 3,605,100 outstanding.

Voting Rights

One vote per share. Please see Voting Rights of Securities Sold in this Offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 553,850 shares to be issued pursuant to stock

options issued.

The total amount outstanding includes 28,800 shares to be issued pursuant to outstanding warrants.

The total amount outstanding does NOT include 500,000 shares to be issued pursuant to stock options, reserved but unissued.

Convertible Note

The security will convert into Common stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $1,246,500.00
Maturity Date: July 01, 2025
Interest Rate: 4.5%
Discount Rate: 88.0%
Valuation Cap: None
Conversion Trigger: $3 million equity raise

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being

less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $1,246,500.00
  Use of proceeds: Compostable Cutlery Manufacturing Assets
  Date: November 01, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

Revenue for fiscal year 2022 was $8,415,980 up 14% compared to fiscal year 2021 revenue of $7,378,911. The increase comes from the Food Service products which almost rebounded to 2019 sales levels, while all other product lines except Oral Care and Compostable were down from 2021; Shave decreases were primarily due to a larger base in 2021 which had a number of new store launches in the retail sales channel.

Cost of sales

Cost of sales in 2022 was $6,199,004, an increase of approximately $832,778, from costs of $5,366,226 in fiscal year 2021. The 16% increase is largely due to a greater base of sales and vendor and manufacturers price increases.

Gross margins

2022 gross profit dollars increased by $180,848 over 2021 gross profit dollars, however percentage gross margins decreased from 27.3% in 2021 to 26.3% in 2022. The reduction in gross margin was caused by the increase in costs from vendors and manufacturers. Management did implement price increases to maintain margins with higher input costs; these Preserve price increases took effect mostly in the second half.

Expenses

The Company's expenses consist of, among other things, freight, compensation, royalty fees, marketing and sales expenses. Company expenses for 2022 were $2,671,556, up 10% or $239,090 from 2021 expenses of $2,432,466. Approximately $130,000 of this increase came from marketing in food service (offering cutlery dispensers at prices slightly below costs) and costs of increased selling through Amazon. Freight costs rose by 13% to $815,809.

Historical results and cash flows:

The Company is currently in the growth stage, and we are in our 25 th year of revenue generation. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future, as through our investment of Crowdfunding capital we expect revenue growth to return to strong double digit growth and will see one to two years of greater expenses, and possible net losses, as we put our investment capital to work growing our brand and business. Past cash was primarily generated through operations and the sale of our products.

During periods of greater growth and investment in manufacturing assets we raised outside capital to fuel growth and the purchase of capital equipment both through equity raises and debt financing. Our near-term goal is to invest in key assets and that will augment our production platforms to add new capacity to meet current demand

and to improve efficiencies and reduce costs of goods sold. In addition, we will engage in marketing programs that will drive our sales at key retail partners and in our ecommerce business. We will also invest in innovations, particularly in material developments, that will enable us to solidify our positions as leaders in the sustainable business / consumer products space.

These investments, both short and longer term, will require increasing our expenses and capital investments leading to greater cash outflows than the last few years. In two to three years, we project that they will lead to greater revenues, gross margins, and operating profits.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of February 2023, the Company has capital resources available in the form of $76,711 in cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. The company has successfully operated through several economic conditions, including two recessions and a pandemic. This raise constitutes our 11 th equity raise. We have also completed two convertible note financings and have worked with banks and lending institutions for capital raises, some of which are still outstanding and some have been paid down and retired. Of the total funds that our Company has, roughly 25% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal. This percentage depends on the capital that flows into the business from a cash from operations standpoint.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

This financing is not needed for the continued operations of the company. The capital

we are raising is for expansion and value creation. In 2022, we generated a total operating cash flow of 165k. Our Investing Activities and Financing activities consumed a total of $161k, leaving us with a net cash increase of $5k in 2022.

How long will you be able to operate the company if you raise your maximum funding goal?

This financing is not needed for the continued operations of the company. The capital we are raising is for expansion and value creation. In 2022, we generated a total operating cash flow of 165k. Our Investing Activities and Financing activities consumed a total of $161k, leaving us with a net cash increase of $5k in 2022.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has not contemplated additional future sources of capital including capital contributions, contemplated future capital raises. We have had discussions with our bank, Citizens, concerning working capital lines of credit.

Indebtedness

- **Creditor:** Shareholder Loan 1
  Amount Owed: $170,000.00
  Interest Rate: 0.0%
  Maturity Date: July 01, 2025

- **Creditor:** Shareholder Loan 2
  Amount Owed: $200,000.00
  Interest Rate: 0.0%
  Maturity Date: July 01, 2025

- **Creditor:** ECH Trust Loan
  Amount Owed: $1,025,000.00
  Interest Rate: 0.0%
  Maturity Date: July 01, 2025

- **Creditor:** JK Trust Loan
  Amount Owed: $250,000.00
  Interest Rate: 0.0%
  Maturity Date: July 01, 2025

- **Creditor:** Kabbage
  Amount Owed: $66,916.66

Interest Rate: 5.0%
Maturity Date: April 28, 2023

- **Creditor:** 2019 Convertible Note
  Amount Owed: $1,246,500.00
  Interest Rate: 4.5%
  Maturity Date: July 31, 2025

- **Creditor:** SBA - Disaster Recovery
  Amount Owed: $500,000.00
  Interest Rate: 3.75%
  Maturity Date: May 22, 2050

- **Creditor:** JK Loan
  Amount Owed: $350,000.00
  Interest Rate: 3.0%
  Maturity Date: July 01, 2025

- **Creditor:** Closed Loop Fund
  Amount Owed: $515,895.04
  Interest Rate: 3.5%
  Maturity Date: September 01, 2025

Related Party Transactions

- **Name of Entity:** Eric Hudson
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Shareholder Loan
  Material Terms: $370,000 (current balance); 0% interest; 7/1/2025 (maturity).

- **Name of Entity:** Eric Hudson
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: ECH Trust Loan
  Material Terms: $1,025,000 (current balance); 0% interest; 7/1/2025 (maturity).

- **Name of Entity:** Eric Hudson
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: 2019 Convertible Note
  Material Terms: $ 970,000 (current balance); 4.5% interest; 7/31/2025 (maturity).

- **Name of Entity:** John Lively
  Relationship to Company: Director
  Nature / amount of interest in the transaction: 2019 Convertible Note
  Material Terms: $21,500 (current balance); 4.5% interest; 7/31/2025 (maturity).

Valuation

Pre-Money Valuation: $29,489,718.00

Valuation Details:

Recycline, Inc. (d.b.a. "Preserve") determined its pre-money valuation based on an analysis of the following factors:

The market value of comparable companies engaged in a substantially similar business

Public Consumer Product Company Benchmarks

Preserve's valuation at $29.5M is 3.5X 2022 sales and 2.9X projected 2023 sales. The company projects it will achieve $10.4M in sales in 2023. While the companies we cite in this section as "comparables" are significantly larger than Preserve, they do provide benchmark multiples of companies engaged in similar business activities as Preserve - the creation, production, and distribution of consumer products for sale at retail and at food service locations and the ownership and marketing of a brand and branded consumer products. Procter and Gamble, Kimberly Clark, Colgate-Palmolive, and Church & Dwight stock prices provide valuations that are multiples of sales of between 2.5 and 5X. Most large-cap branded consumer products companies trade at a multiple of 2.5 to 4.5 times forward (2023) sales (average 3.75 x), but grow revenues organically at only 2% to 4% year over year. Preserve is projecting growth in revenues of $8.4 million in 2022 to $10.4 million in 2023, around 23%.

The company projects it will achieve $10.4M in sales in 2023. In 2023, the company projects COGS of $7.5M with a Gross Margin of 27.2% and Operating Expenses of $3.3M. By the 4th quarter of 2023, the company projects a monthly EBITDA of $40k. Revenue projections are based upon an assumption of growth similar to pre-pandemic 2017-2019 where we grew 16.8% on average and supplemented by significant sales opportunities in the food service channel. We achieved $10.05M in sales in 2019, and we expect 2023 to return us to these levels and higher with a more profitable and stronger operating structure. Preserve is currently receiving significant interest in our food service division for orders in both our Preserve Cutlery line and our Preserve2Go reusable to-go container line. Preserve Cutlery, being made in the USA from more sustainable materials, is highly demanded by many new customers both in the USA and in Canada. Preserve cutlery has passed tests that allow it to be sold to customers in Canada where there is a ban coming into effect on many other types of single-use cutlery. We are also launching with several new customers in the USA in the 2nd quarter of 2023 with our cutlery products.

The Preserve2Go line is seeing increasing demand as more and more cafeterias design and implement reuse systems to reduce the waste and impact caused by single-use-to-go containers. We have several key planned university customers launching over the next 60 days.

With our equity raise, we will also invest in more marketing in our e-commerce and

bricks and mortar retail divisions. Our tests have demonstrated that investments in promotions and advertising with Amazon can quickly grow Preserve sales by more than 30%. We plan these investments in our 2023 operating plan and expect to begin engaging to fuel our sales in the 2nd quarter of 2023. With our bricks and mortar retail partners, we will also engage in promotions with companies like Whole Foods Market and Sprouts; our past promotions demonstrate that these promotional spends will lift the sales of our products close to or above our 23% projected growth rate for 2023. In particular, we will be highlighting our Shave products in both e-commerce and bricks and mortar channels; our Shave 5 line represents 4 of the 5 best-selling skus in the natural products channel, according to SPINS.

We think that a valuation of $29.5 million, 3.5x 2022 and 2.9x 2023, is reasonable given the significantly higher growth rate even after factoring in a lack of liquidity discount of 30%.

Market Size of Main Products

Preserve's strategic focus is to deliver better, more sustainable solutions to consumer products, from toothbrushes and razors to food storage and tableware. In the consumable space, we put forth solutions in these market areas and seek to capture a significant but reasonable portion of the market share:

(1) Single-use cutlery: $2,600,000,000 (global market)

(2) Toothbrushes: $4,900,000,000 (global market)

(3) Razors: $10,700,000,000 (global market)

(4) Tableware: $10,400,000,000 (global market)

(5) Food storage: $570,000,000 (global market)

If Preserve achieves sales that represent only 1/10th of 1% of each of these markets we will achieve $29M in revenue which, if we were valued at a similar multiple, would value Preserve at $102M.

Consumer Interest in More Sustainable Products

In many ways, Preserve products are more attractive than those of the major consumer products to the growing numbers of consumers that are interested in more sustainable products. These consumers represent roughly 183M US consumers. These consumers prioritize the environment in their purchasing and with Fortune 500 companies publicly stating ambitious climate goals, the world is demanding more sustainable products. Also, consumers' desire to reduce plastic waste drives demand for Preserve's recycled content and compostable products. Preserve items are competitive with the larger mainstream consumer products companies/brands due to our market position as an authentic green brand, our use of recycled and plant-based materials, and our ranking and award-winning status as a B Corp. Awareness of the challenge of plastic in our oceans has driven consumer interest in Preserve and our Preserve Ocean Plastic

initiative (POPi). Through POPi, launched in the 2nd half of 2019, Preserve uses plastic collected in coastal communities that were bound for the ocean and uses it to create versions of Preserve's toothbrush and Shave 5 razor handle. Preserve's food service division is uniquely positioned to address both a movement toward more sustainable food service trends as well as bans on single-use virgin plastic items. Preserve offers a full range of products for food service:

(1) Reusable cups, tableware, and utensils intended for commercial washing and long-term use

(2) Single-use cutlery, made from recycled polypropylene and recyclable through Preserve's Gimme 5 recycling program

(3) Industrially compostable cutlery, and home compostable cutlery which is launching soon

(4) Reusable tableware from recycled Ocean plastics and recycled plastics (coming soon)

Companies that are in faster-growing segments of a market tend to have larger multiples than companies that are in a traditional and slower-growing section of the market.

According to McKinsey, products that make sustainability claims achieve disproportionate growth. Products that don't make sustainability-related claims have a 4.7% CAGR. Products that do make and achieve sustainability-related claims have a 6.4% CAGR, a 1.7% difference.

Personal care brands show a disproportionate growth as well; bath and shower products with sustainability claims show an 8% difference from traditional products, cosmetic products with sustainability claims show a 5% difference, and hair care products with sustainability claims show a 3% difference.

The highest difference by almost double is paper and plastic household goods. Brands making sustainability claims show almost a 20% differential over those not making claims.

The following items and macro trends all provide support for Preserve's ability to grow its revenues significantly, and at a much higher rate than our comparable company peer set. This growth justifies a valuation of the company based upon a higher multiple of current and near-term revenues than the valuation multiples of those comparable companies, as summarized above.

1. Selling Channels and Customers

The status of the Company's marketing and sales efforts; retail network and/or client base (3) Success of Management (4) Current Traction Preserve has distributed our products in thousands of retail locations, with close relationships and distribution in key accounts such as Whole Foods Market, Trader Joe's, Sprouts, and Kroger. Our #1

retail customer, Whole Foods Market, is serviced by United Natural Foods, Inc. (UNFI), the leading distributor in the US natural and conventional grocery channels. Preserve also has business relationships with top e-commerce customers, such as Amazon and Grove Collaborative.

2. The status of the Company's product development

Trends that create the consumer interest/need that Preserve's products serve. Preserve's products and initiatives dovetail into several global megatrends. It's estimated that 183M consumers care about recycling and recycled material and how to make recycling work; they care about composting and how to be a more active composter; they care about the health of the Oceans and want to play a role in stopping plastics from reaching them. These consumers are passionate about climate change and want to lighten their footprint. The megatrends reach beyond individual consumer interest and also align with international organizations, corporations, and community goals to reduce waste, and emissions and lighten our overall footprint; for example, the UN's 17 Sustainable Development Goals (SDGs). Preserve is relevant to 7 of the SDGs: Clean Water, Sustainable Cities, and Communities, Responsible Consumption and Production, Climate Action, Life below Water, Life on Land, and Partnerships for the Goals. Clearly, Preserve's mission is highly relevant to the UN Sustainability Goals and to the "hottest trend" at Davos in 2020 (NYT):

3. Legislation and Bans

In addition to broad trends and goals, more and more legislation is driving green action at the state and local levels. Preserve's products and mission are well positioned to benefit from town and city legislation banning single-use, petrochemical plastic products, as well as non-profit and corporate initiatives to discourage their use. Due to this, consumers, institutes, municipalities, and companies seek new alternatives for single-use items. Preserve's alternatives will become more desired, as they are or will be:

- made from recycled plastics

- made from compostable plant-based plastics

- made from captured off gasses, methane, and CO2

- made from captured ocean plastics

Aligned with these trends, below are the innovations and products Preserve is working to launch to market.

4. Home Compostable

We believe a strong market for home compostable products will soon develop, as PLA items are not composting well in commercial composters. PHA products will compost at home and perform better in commercial composting settings. Preserve expects to be one of the only home compostable cutlery products made in the USA launching in

2024.

5. Ocean Plastics

In 2019, we launched "POPi," Preserve Ocean Plastics initiative. POPi is Preserve's effort to play a role in improving and advocating for ocean health. In addition to creating products made from plastic at risk of entering the ocean, Preserve is also developing partnerships with nonprofits and other companies with similar missions to help increase awareness about ocean plastic pollution.

6. Polymers from Captured Gases

In 2020, we launched a partnership with Kiverdi in which we are researching and developing products made from captured CO2; we received a $150K grant from Barclays and the Unreasonable Group. Preserve is setting the foundation to work with two partners to develop polymers made from these captured gases which can be used to make our products. We believe this material and the products made from it through our partnership will be in high demand as companies seek to make use of the off-gases from the production of their products and services and incorporate initiatives to reach carbon neutrality. In addition, we expect these materials to have the potential to biodegrade harmlessly (remain part of the carbon cycle), and also to be marine biodegradable.

7. Reusables

Preserve has offered products in the reusable space since 2005. Preserve's reusable tableware and reusable to-go containers are attractive for institutions' zero-waste initiatives and are purchased nationwide by many of the US largest corporations and universities for their cafeterias, functions, and events.

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has NOT been calculated on a fully diluted basis. In making this calculation, we have assumed

(i) all outstanding issued stock options and warrants are exercised; and

(ii) any shares reserved for issuance under a stock plan are NOT issued.

Use of Proceeds

If we raise the Target Offering Amount of $14,993.94 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*

94.5%
StartEngine Service Fees

If we raise the over allotment amount of $1,234,991.86, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Research & Development*
  17.0%
  We will use 17% of the funds raised for the development of new materials and products for both our food service and retail products, primarily those in the single use, or shorter term use, such as cutlery and toothbrushes.

- *Marketing Creative and Campaigns:*
  46.0%
  We will use 46% of the funds raised hire a Chief Marketing Officer, to engage in brand asset development and a marketing platform with a creative agency. We will also engage in increased promotions in both our ecommerce and our bricks and mortar retail business.

- *Production Assets:*
  22.0%
  We will use 22% of the funds for investments in capital equipment to increase our available capacity and to reduce cost of goods sold in key products.

- *Working Capital*
  9.5%
  We will use 15% of the funds for working capital to fund additional inventory purchases for expected or landed sales.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.preserve.eco/ (www.preserve.eco/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/preserve

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Recycline, Inc.

[See attached]

Recycline, Inc. DBA Preserve

Financial Statements

December 31, 2022 and 2021

Your Opportunity Advisors

4401 Dominion Boulevard
Glen Allen, Virginia 23060
Tel: 804.747.0000
www.keitercpa.com

Recycline, Inc. DBA Preserve

Table of Contents

Keiter
Your Opportunity Advisors

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Stockholders
Recycline, Inc. DBA Preserve
Waltham, MA

We have reviewed the accompanying financial statements of Recycline, Inc. DBA Preserve (the "Company"), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, changes in stockholders' deficit, and cash flows for the years then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States.

Keiter

February 23, 2023
Glen Allen, Virginia

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

Recycline, Inc. DBA Preserve

Balance Sheets
December 31, 2022 and 2021

Assets	2022	2021
Current assets:		
Cash	$ 76,711	$ 71,895
Accounts receivable	582,635	610,165
Inventory	1,828,254	1,570,972
Prepaid expenses	123,487	199,171
Total current assets	2,611,087	2,452,203
Right of use asset, net	20,643	70,144
Property and equipment, net	1,255,767	1,834,339
Total assets	$ 3,887,497	$ 4,356,686
Liabilities and Stockholders' Deficit		
Current liabilities:		
Current maturities of long term debt	$ 236,960	$ 220,764
Accounts payable	1,117,059	1,113,748
Accrued expenses	309,810	304,097
Lease liability, current	23,993	53,940
Other current liabilities	70,808	80,634
Total current liabilities	1,758,630	1,773,183
Long-term liabilities:		
Lease liability, long term	-	23,994
Long term debt, less current maturities	2,850,396	3,020,077
Convertible notes payable	1,246,500	1,246,500
Total long-term liabilities	4,096,896	4,290,571
Total liabilities	5,855,526	6,063,754
Stockholders' deficit:		
Common stock no par value; 6,000,000 shares authorized; 60,449 shares issued and outstanding	-	-
Additional paid-in capital	4,799,860	4,745,371
Accumulated deficit	(6,767,889)	(6,452,439)
Total stockholders' deficit	(1,968,029)	(1,707,068)
Total liabilities and stockholders' deficit	$ 3,887,497	$ 4,356,686

See independent accountants' review report and accompanying notes to financial statements.

Recycline, Inc. DBA Preserve

Statements of Operations
Years Ended December 31, 2022 and 2021

	2022	2021
Revenue, net	$ 8,415,980	$ 7,402,355
Cost of goods sold	6,217,501	5,347,230
Gross profit	2,198,479	2,055,125
Operating expenses:		
Selling and marketing	1,560,281	1,395,569
General and administrative expenses	705,785	751,941
Product management	437,043	422,980
Total operating expenses	2,703,109	2,570,490
Operating loss	(504,630)	(515,365)
Other income (expense):		
Paycheck Protection Program Loan forgiveness	-	164,600
Interest expense	(116,136)	(114,491)
Other income	335,302	186,507
Other expense	(29,986)	(44,750)
Total other income, net	189,180	191,866
Net loss	$ (315,450)	$ (323,499)

See independent accountants' review report and accompanying notes to financial statements.

Recycline, Inc. DBA Preserve

Statements of Changes in Stockholders' Deficit
Years Ended December 31, 2022 and 2021

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, January 1, 2021	$ -	$ 3,825,373	$ (6,128,940)	$ (2,303,567)
Redemption of note payable through issuance of common stock	-	800,000	-	800,000
Stock compensation	-	119,998	-	119,998
Net loss	-	-	(323,499)	(323,499)
Balance, December 31, 2021	-	4,745,371	(6,452,439)	(1,707,068)
Stock compensation	-	54,489	-	54,489
Net loss	-	-	(315,450)	(315,450)
Balance, December 31, 2022	$ -	$ 4,799,860	$ (6,767,889)	$ (1,968,029)

See independent accountants' review report and accompanying notes to financial statements.

Recycline, Inc. DBA Preserve

Statements of Cash Flows
Years Ended December 31, 2022 and 2021

	2022	2021
Cash flows from operating activities:		
Net loss	$ (315,450)	$ (323,499)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation and amortization	611,499	744,140
Amortization of right of use asset	49,501	49,444
Paycheck Protection Program Loan forgiveness	-	(164,600)
Stock compensation	54,489	119,998
Change in operating assets and liabilities:		
Accounts receivable	27,530	(133,550)
Inventory	(257,282)	(257,715)
Prepaid expenses	75,684	(133,483)
Accounts payable	3,311	236,138
Accrued expenses	5,713	53,343
Lease liability	(53,941)	(50,284)
Other current liabilities	(9,826)	(14,557)
Net cash provided by operating activities	191,228	125,375
Cash flows used in investing activities:		
Purchase of property and equipment	(32,927)	(117,771)
Cash flows from financing activities:		
Payments on long-term debt	(220,402)	(517,002)
Proceeds from long-term debt	66,917	349,738
Proceeds from Paycheck Protection Program Loan	-	164,600
Net cash used in financing activities	(153,485)	(2,664)
Net change in cash	4,816	4,940
Cash, beginning of year	71,895	66,955
Cash, end of year	$ 76,711	$ 71,895
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 116,136	$ 114,491
Non-cash transactions:		
Redemption of note payable through issuance of common stock	$ -	$ 800,000

See independent accountants' review report and accompanying notes to financial statements.

1. Summary of Significant Accounting Policies:

Nature of Business: Recycline, Inc. dba Preserve (the "Company") was founded in 1996 in the State of Massachusetts and is headquartered in Waltham, Massachusetts. The Company provides a range of recycled plastic and plant-based products for both in and out of the home, and for multi- or single-use occasions.

Basis of Accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations and Credit Risk: Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. The Company maintains its cash in various financial institutions with balances that periodically exceed federally insured limits.

As of and for the year ended December 31, 2022, two customers accounted for 58% of accounts receivable and three customers accounted for 56% of revenue. As of and for the year ended December 31, 2021, two customers accounted for 54% of accounts receivable and two customers accounted for 42% of revenue.

Accounts Receivable: Accounts receivable consists of trade accounts receivable and is recorded at the invoice amount. The Company's trade accounts receivable are generally uncollateralized. Management closely monitors outstanding accounts receivable and records an allowance for doubtful accounts when balances are deemed uncollectible. This allowance is based on management's estimate of the amount of receivables that will actually be collected. As of December 31, 2022 and 2021, the Company determined no allowance for doubtful accounts was necessary. Accounts receivable at January 1, 2021, was $476,615.

Inventory: Inventory consists of production materials and finished goods and is stated at the lower of cost or net realizable value, with cost being determined using the first-in first-out method. The Company evaluates inventory levels and expected usage on a periodic basis and records valuation allowances as required. As of December 31, 2022 and 2021, no valuation allowance was considered necessary.

1. Summary of Significant Accounting Policies, Continued:

Property and Equipment: Property and equipment are stated at cost. Major repairs and betterments are capitalized and normal maintenance and repairs are charged to expense are incurred. Depreciation is computed by the straight-line method over the estimated useful lives of the related assets, which range from three to ten years. Upon retirement or sale of an asset, the cost and accumulated depreciation are removed from the accounts and any gain or loss is reflected in operations.

Intangible Assets: Intangible assets are stated cost and consist of patents for the Company's designs. The intangible assets were fully amortized as of December 31, 2022 and 2021. Amortization expense was $821 in 2021.

Paycheck Protection Program Loan: The Company's policy was to account for the Paycheck Protection Program loan ("PPP loan") as debt. The Company recorded the PPP loan as a liability until the loan was entirely forgiven and the Company was legally released, at which point the amount forgiven was recorded in other income in the 2021 statement of operations (see Note 3).

Revenue Recognition: Effective January 1, 2021, the Company adopted Accounting Standards Update ("ASU") No. 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which provides guidance for revenue recognition. The guidance affects any entity that enters into contracts with customers to transfer goods or services. The update eliminates all transaction and industry-specific accounting principles and replaces them with a unified, five step approach. The standard's core principle is that a company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which a company expects to be entitled in exchange for those goods or services. The Company adopted the standard effective January 1, 2021, under the modified retrospective transition method. The adoption of the standard did not have a material impact on the Company's beginning of year stockholder's deficit or revenue.

The Company's revenues primarily result from the sale of tangible products to commercial customers who use the products in their own service offers or resell the goods. Orders from customers are considered contracts and revenue is recognized when the underlying performance obligations are satisfied and the risks and rewards of ownership have been transferred to the customer, which generally occurs upon shipment of the finished product.

Economic factors may impact the nature, amount, and timing of revenue recognition. Customers are evaluated for credit-worthiness prior to acceptance of the contract and contracts do not include variable consideration or financing components. Substantially all contracts are completed within one year of acceptance and payment typically is expected at the time the product is shipped.

There were no contract assets as of December 31, 2022 and 2021. Contract liabilities consist of customer deposits and totaled $49,368 at December 31, 2022, $61,690 at December 31, 2021 and $61,743 at December 31, 2020.

1. Summary of Significant Accounting Policies, Continued:

Sales Taxes Collected and Remitted: The Company presents sales taxes collected from customers and remitted to governmental authorities on a net basis, excluding such amounts from revenue and cost of goods sold.

Advertising Costs: The Company expenses advertising and sales promotion costs as incurred. Advertising expense was $239,203 for 2022 and $164,196 for 2021.

Income Taxes: The Company's deferred income taxes are based on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax basis. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carry forwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns.

Income Tax Uncertainties: The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

Management evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of this guidance. The Company is not currently under audit by any tax jurisdiction.

Stock-Based Compensation: The Company follows FASB guidance, related to stock-based payments, which requires that stock-based compensation transactions be accounted for using a fair-value based method and recognized as expense in the statements of operations. Stock-based compensation is recognized and amortized to compensation expense over the applicable service or vesting period.

New Accounting Guidance: In February 2016, the FASB issued ASU 2016-02 *Leases (Topic 842)*, which requires companies with leases to recognize on their balance sheets the assets and liabilities generated by lease contracts longer than a year. The standard requires entities to classify leases as either a finance or operating lease based upon the contractual terms. Lessees record a right of use asset with a corresponding liability based on the net present value of future rental payments. The Company adopted the standard effective January 1, 2021, using the modified retrospective approach. The adoption of the new standard resulted in recording a right of use asset of $119,588 and lease liability of $128,218 on the Company's balance sheets.

1. Summary of Significant Accounting Policies, Continued:

New Accounting Guidance, Continued: In June 2016, the FASB issued ASU 2016-13 *Financial Instruments – Credit Losses*, which replaces the current incurred loss model used to measure impairment losses with an expected loss model for trade and other receivables. The new standard will be effective for periods beginning after December 15, 2022, and will require entities to use a modified retrospective approach to the earliest period presented. The Company is currently evaluating the reporting and economic implications of the new standard.

Subsequent Events: Management has evaluated subsequent events through February 24, 2023, the date the financial statements were available to be issued, and has determined that, except as disclosed below, there are no other subsequent events to be reported in the accompanying financial statements.

Effective January 19, 2023, the Company executed a stock split wherein each share of common stock is divided into fifty shares.

2. Property and Equipment:

Property and equipment consisted of the following at December 31:

	2022	2021
Office equipment	$ 36,127	$ 36,127
Software costs	166,894	166,894
Tooling	5,455,124	5,422,197
	5,658,145	5,625,218
Less accumulated depreciation	(4,402,378)	(3,790,879)
	$ 1,255,767	$ 1,834,339

Depreciation expense was $611,499 for 2022 and $743,319 for 2021.

3. Paycheck Protection Program Loan:

In response to the economic instability caused by COVID-19, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was passed by Congress and signed into law by the President on March 27, 2020. The Paycheck Protection Program was a component of the CARES Act and provided for a loan ("PPP Loan") to provide a direct incentive for employers to keep their employees on the payroll. A PPP Loan is eligible for full or partial forgiveness if the funds are used for qualifying costs including payroll, rent, mortgage interest, or utilities, as further defined in the CARES Act.

During January 2021, the Company received a PPP loan in the amount of $164,600 with a maturity date of January 2026. The loan accrued interest at 1%. The Company was eligible for loan forgiveness of up to 100% of the loan, upon meeting certain requirements. The PPP Loan was uncollateralized and was fully guaranteed by the Federal government.

3. Paycheck Protection Program Loan, Continued:

As of December 31, 2021, the Company had used all of the loan proceeds for qualifying costs and was approved for full forgiveness of the loan in August 2021. As such, the Company reflected the full amount of the loan forgiveness as other income in the accompanying statement of operations for 2021.

4. Notes Payable:

In January 2011, the Company entered into a term loan with an individual for $350,000. The loan bears interest at 3%, payable quarterly, is uncollateralized, and matures in July 2025. The balance of the loan was $350,000 at December 31, 2022 and 2021.

In September 2017, the Company entered into a term loan with a third-party for $1,000,000. The loan bears interest at 3.5%, is uncollateralized, and requires monthly payments of $13,750 through maturity in September 2025. The balance of the loan was $515,895 at December 31, 2022, and $656,594 at December 31, 2021.

In November 2017, the Company entered into a term loan with an owner and officer of the Company for $15,000. The loan bore no interest, was uncollateralized, and was repaid in full at maturity in July 2022. The balance of the loan was $15,000 at December 31, 2021.

In February 2018, the Company entered into a term loan with an owner and officer of the Company for $27,158. The loan bore no interest, was uncollateralized, and was repaid in full at maturity in July 2022. The balance of the loan was $27,158 at December 31, 2021.

In April 2018, the Company entered into a term loan with an owner and officer of the Company for $200,000. The loan bears no interest, is uncollateralized, and is due in full at maturity in July 2025. The Company repaid $15,000 of the balance in each of 2021 and 2022. The balance of the loan was $170,000 at December 31, 2022, and $185,000 at December 31, 2021.

In August 2018, the Company entered into a term loan with an owner and officer of the Company for $250,000. The loan bears no interest, is uncollateralized, and is due in full at maturity in July 2025. The Company repaid $50,000 of the balance in 2021. The balance of the loan was $200,000 at December 31, 2022 and 2021.

In October 2019, the Company entered into five subordinated convertible notes payable for a total of $1,246,500 with owners, officers, and investors of the Company. The notes bear interest at 4.5%, with payments of interest only due every two years. The principal of the notes is due at maturity in July 2025. The note contains a conversion feature for common stock upon the occurrence of a qualified financing event, as defined in the notes payable, or at the option of the note holder at maturity. The conversion price depends on the trigger of the conversion. The balance of the notes payable was $1,246,500 at December 31, 2022 and 2021.

4. Notes Payable, Continued:

Each investor also received 12 percent warrant coverage on their subordinated convertible notes payable. The warrant entitles the holder to purchase the number of shares of common stock equal to 12% of the principal amount of convertible notes payable divided by $310. The warrant exercise price of Common Stock is $350 per share, and is exercisable up to five years from the initial closing. As part of this transaction, the Company issued 426 fully-vested warrants. The warrants expire if unexercised by October 2024. The Company has determined that the fair value of the warrants would not have a significant impact on the financial statements.

In May 2020, the Company entered into term loan agreement with the Small Business Administration for $150,000. In 2021, the loan was amended to provide total borrowings of $500,000. The loan bears interest at 3.75%, is collateralized by substantially all the assets of the Company, and requires monthly payments, beginning after the first anniversary of the loan, of $2,516 through maturity in April 2050. The balance of the loan was $500,000 at December 31, 2022, and $499,638 at December 31, 2021.

In June 2020, the Company entered into a financing agreement with a commercial provider for $68,720. The loan bears interest at 14.8%, is collateralized by certain equipment, and requires monthly payments of $2,347 through maturity in May 2023. The balance of the loan was $9,544 at December 31, 2022, and $32,451 at December 31, 2021.

In August 2020, the Company entered into a term loan with an investor for $1,050,000. The loan bears interest at 2.99%, is uncollateralized, and requires monthly interest-only payments until maturity in July 2025. In 2021, $800,000 of the loan was redeemed for common stock. The balance of the loan was $250,000 at December 31, 2022 and 2021.

In August 2020, the Company entered into a term loan with an investor and affiliate of an officer of the Company for $1,025,000. The loan bears no interest, is uncollateralized, and is due in full at maturity in July 2025. The balance of the loan was $1,025,000 at December 31, 2022 and 2021.

In October 2022, the Company entered into a short-term loan with a commercial provider for $100,000. The loan bears interest at 9% and is repayable in six equal monthly payments of $17,417. The balance of the loan was $66,917 at December 31, 2022.

The Company's non-interest-bearing loans totaled $1,395,000 at December 31, 2022, and $1,452,158 at December 31, 2021. The Company has determined that imputed interest expense would not have a significant impact on the financial statements.

4. Notes Payable, Continued:

The expected maturities of long-term debt as of December 31, 2022, are as follows:

Year	Amount
2023	$ 236,960
2024	166,917
2025	3,465,516
2026	12,996
2027	13,492
Thereafter	437,975
	$ 4,333,856

5. Stockholders' Equity:

Pursuant to the Company's articles of incorporation, the Company is authorized to issue 200,000 shares of common stock at no par value per share. In November 2022, the Company amended its articles of incorporation such that it is now authorized to issue 6,000,000 shares of common stock at no par value per share. The Company had 60,449 shares issued and outstanding at December 31, 2022 and 2021.

6. Stock Option Plan:

The Company has granted options to certain employees pursuant to the terms of its Equity Incentive Plan. Under the 2014 Stock Plan, the maximum number of shares to be granted was 10,000. Under the 2021 Stock Plan, the maximum number of shares available to be granted was 10,000. As of December 31, 2022 and 2021, there were 7,960 shares from the 2021 Stock Plan available for future issuance. Options vest in accordance with the granting document; vesting periods range from immediately to two years.

The Company follows FASB guidance, related to share-based payments, which requires that share-based compensation transactions be accounted for using a fair-value-based method and recognized as expenses in the statements of operations. The Company uses the Black-Scholes pricing model to value options.

6. Stock Option Plan, Continued:

A summary of the Company's stock options outstanding at December 31, 2022 and 2021 and changes during the years then ended, is presented below:

	Exercise price per share		
	Number of Options	Range of Exercise Price	Weighted Average
Outstanding, January 1, 2021	5,166	$0.01 - 350.00	$ 300.41
Granted	2,040	$0.01 - 350.00	$ 256.41
Outstanding, December 31, 2021	7,206	$0.01 - 350.00	$ 287.98
Granted	-	-	-
Outstanding, December 31, 2022	7,206	$0.01 - 350.00	$ 287.98

The following table summarizes additional information about stock options outstanding and exercisable at December 31, 2022:

	Options Outstanding at December 31, 2022			Options Exercisable at December 31, 2022	
Range of Exercise Prices	Shares	Remaining Contractual Life (years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 0.01	150	4.00		150	
$ 255.00	500	5.00		500	
$ 256.41	2,040	8.84		2,040	
$ 290.00	2,600	2.37		2,600	
$ 350.00	1,916	6.59		1,916	
Total	7,206		$ 287.98	7,206	$ 287.98

6. Stock Option Plan, Continued:

The following table summarizes additional information about stock options outstanding and exercisable at December 31, 2021:

	Options Outstanding at December 31, 2021			Options Exercisable at December 31, 2021	
Range of Exercise Prices	Shares	Remaining Contractual Life (years)	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$ 0.01	150	5.00		150	
$ 255.00	500	6.00		500	
$ 256.41	2,040	9.84		2,040	
$ 290.00	2,600	3.37		2,600	
$ 350.00	1,916	7.59		1,916	
Total	7,206		$ 287.98	7,206	$ 287.98

The fair value of each option was estimated as of the grant date using the Black-Scholes pricing model. The assumptions used in calculating the estimated fair values of stock options granted during 2021 are as provided below:

	2021
Stock price	$256.41
Expected life of options (in years)	3 yrs
Exercise price	$0.01 - 350.00
Expected stock price volatility	47.80%
Discount rate - bond equivalent yield	1.20%

The Company recognized stock compensation expense of $54,489 in 2022 and $119,998 in 2021.

7. Leases:

The Company leases office space under a non-cancellable operating lease agreement that expires in May 2023. In accordance with ASU 2016-02, a right of use asset and lease liability were recorded at the time the standard was adopted on the present value of the future lease payments using a discount rate of 0.11%, the estimated risk free rate. The Company elected the practical expedient to not separate the non-lease components.

The entire operating lease liability is expected to mature in 2023.

Rent expense, recorded on a straight-line basis, for 2022 and 2021 was $49,560 and is included as a component of general and administrative expenses on the accompanying statement of operations. Cash paid toward the operating lease liability exceeded rent expense by $840 in 2021 and $4,440 in 2022.

8. Retirement Plan:

The Company sponsors a Simple 401(k) plan for its employees. The plan is available to all full time employees upon beginning after 3 months of employment with the Company. The Company does not offer a matching contribution but may make discretionary contributions. No such contributions were made for 2022 or 2021.

9. Income Taxes:

The Company has federal and state net operating loss carry forwards of approximately $7,000,000 at December 31, 2022, available to offset future taxable income in accordance with the Internal Revenue Service regulations.

Management believes that a full valuation allowance is appropriate given the current estimates of future taxable income as well as consideration of available tax planning strategies. The ultimate realization of the net deferred tax asset is dependent upon the generation of future taxable income during periods in which temporary differences become deductible.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Preserve is not live or open to the public at this moment.

INVEST IN PRESERVE TODAY!

Everyday Products for a Better World

Recycline, Inc. d.b.a. Preserve (or the "Company") is a C-Corp. organized under the laws of the state of Massachusetts. We are a certified B Corporation with more than 25 years of ...
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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


preserve
#1 Selling Razor in Natural*
*SPINS
10 Years Awarded "Best for the World"
25 Years Making Products from Recycled Materials

$0 Raised

REASONS TO INVEST

- Since our launch in 1997, we have earned a lifetime revenue of $108 million. In 2022, our revenue grew by $1.1 million, 16% over 2021; based on internal calculations, we have the capacity to produce 2x our current demand.
- We recently signed key partnerships with Walmart and one of the world's largest food service companies in late 2022, in addition to being the main cutlery supplier for Whole Foods Markets across the US.
- Preserve's products are Made in the USA and are more attractive than ever for US customers looking to diversify their supply chains. We have an established network of best-in-class distributors and wholesale partners serving more than 7,000 retail and food service locations, including national distribution at Trader Joe's, Whole Foods Market, and Sprouts.

Invest Now
$8.18 Per Share

RAISED	INVESTORS
$0	0
MIN INVEST	**VALUATION**
$147.24	$29.49M

THE PITCH

We believe Preserve is well-positioned to offer climate solutions in the consumer product sector responsible for more than 29% of U.S. emissions. For 25 years, we have been disrupting the consumer products status quo by using recycled materials and plant-based compostable resins to make single-use items more sustainable and replacing disposables with reusables. We are a leading B Corp with more than $108M in lifetime revenue, strong EBITDA growth, established distribution networks, experienced U.S. manufacturing partners, and a balanced portfolio of more sustainable goods available in more than 7,000 locations across the U.S. We operate in three major product categories that have a combined market size of $18 billion.

OVERVIEW

Everyday Products Made from Recycled and Eco-Friendly Polymers

WE ARE REDUCING THE ENVIRONMENTAL IMPACT OF CONSUMER GOODS
with products that use
50% LESS WATER and **ENERGY** and
REDUCE CARBON EMISSIONS by **66-75%**



At Preserve, we reduce the environmental impact of consumer goods by producing products that require **lower carbon emissions, lead to less consumption and waste, and protect our oceans**.

WE'RE PART OF THE SOLUTION



PRESERVE POPi
products made from ocean plastics



PRESERVE TOOTHBRUSH
made from recycled materials for 25 years



PRESERVE REUSABLES
displacing single use



COMPOSTABLE
and soon marine degradable food service products

We work with recycled and plant-based polymer suppliers to source raw materials for our **50+ products**, which we create with our manufacturing partners across the US. With **decades of revenue growth** and **strong partnerships** with major distributors and retailers, we believe we are one of the key solutions for more sustainable consumer products.

THE PROBLEM & OUR SOLUTION

Creating Sustainable Options for Concerned Consumers

Plastic production is responsible for **4% of all global carbon emissions**, and **11 million tons of plastic** wind up in our oceans each year (source). It is estimated that **200 million tons of plastic** have already polluted the world's oceans. Despite knowing the consequences, **plastic production is expected to triple by 2050**, as it continues to be lighter-weight and cheaper than the alternatives.



11M
TONS OF PLASTIC WINDING UP IN OUR OCEANS PER YEAR



4%
OF ALL GLOBAL CARBON EMISSIONS PLASTIC PRODUCTION IS REPONSIBLE FOR



200M
TONS OF PLASTIC ALREADY IN THE WORLD'S OCEANS

To take action to help address these issues, we work with recycled and plant-based polymers to create products that use **50% less water and energy** and **reduce carbon emissions by 66% to 75% when compared with virgin plastics**. After starting with these more sustainable raw materials, we design products for reuse, displacing disposables, or where disposables may be necessary, we create lightweight designs that reduce impact. As well, our take-back recycling program gives our customers continuous opportunities to reduce their waste.


WE'RE PROUD TO BE CLIMATE NEUTRAL CERTIFIED.
CLIMATE NEUTRAL CERTIFIED
SOCIAL IMPACT & ENVIRONMENTAL STEWARDSHIP ARE INGRAINED IN OUR MISSION.
Certified B Corporation
Environment
WE'RE BEST FOR THE WORLD™ for the 10TH YEAR IN A ROW!
This year, this award means we scored in the top 5% OF ALL B CORPS ON THE ENVIRONMENT portion of the B Corp assessment.

THE MARKET & OUR TRACTION

Key Partnerships in Multiple Major Markets


MARKET SIZES OF PRESERVE LEADING PRODUCTS
$10.7B
FOR SHAVING RAZORS
$4.9B
FOR MANUAL TOOTHBRUSHES
$2.6B
FOR SINGLE USE CUTLERY

62% of global consumers prioritize the environment and social issues in their purchasing. With our three best-selling products (toothbrushes, razors, and cutlery), we address **global markets valued at over $18.2 billion***

**Global Market for Shaving razors (source) Global market for manual toothbrushes (source); Global market for single use cutlery (source)]*

A key value proposition of Preserve is our versatility, resiliency, and reach. Our products serve 3 primary channels of trade, which allows us to weather downturns and lean into opportunities as they arise.


PRESERVE CHANNELS OF TRADE
14%
E-COMM
47%
BRICKS & MORTAR
39%
FOOD SERVICE
109% GROWTH from 2021
BRICKS & MORTAR
Customers include Trader Joe's, Whole Foods Market, Walmart, Kroger and more.
FOOD SERVICE
Customers include Whole Foods Market, Harvard University, Boston College, Vanderbilt University and more.
E-COMMERCE
Customers include Amazon, Grove, Mighty Nest, Thrive Market, and more.

In 1997, Preserve launched in the retail bricks and mortar channel. Since that time, we have invested to build a strong, authentic "green" brand, and have established our company as a trailblazer and respected player in the natural retail marketplace, a $187 billion market. We have been the best-selling in this channel for years in both toothbrushes and razors and have achieved multiple awards.

We have been working for more than 20 years with Whole Foods Market and Trader Joe's, both of which are leaders in the natural retail marketplace.


Walmart
WHOLE FOODS MARKET
#1 SELLING TOOTHBRUSH IN THE NATURAL CHANNEL

Preserve has also worked with all major conventional grocery chains. With a solid foundation in the natural channel and an authentic mission-driven brand, our primary areas for growth within bricks and mortar retail are Mass Market, Club and Grocery, all of which are increasingly seeking to add more sustainable product offerings. To this point, we launched our Preserve Toothbrush and Preserve Razor at Walmart stores in early 2023.

With a portion of the funds that we raise we will invest to improve our marketing and sales initiatives to build significant new business with our retail partners.


We have an established network of
BEST-IN-CLASS DISTRIBUTORS
serving thousands of retail and foodservice locations
WHOLE FOODS

In our food service division, we recently signed a supplier contract with one of the world's largest contract food service companies, best known for large-scale corporate catering, stadium concessions, and food service. Preserve serves customers in all channels of the food service industry; we work with over 40 food service distributors to serve customers in restaurant, retail, corporate, education, healthcare, entertainment and other hospitality venues.

We also serve colleges and universities across the country with our reusable products and systems - customers like Boston College, Vanderbilt, and Harvard University.

SOLUTIONS IN REUSABLE, ZERO WASTE AND SINGLE USE ALTERNATIVES



Our reusable food service items address a fast-growing market anticipated to **reach $60 billion by 2027** (source).

Our growth in food service also allows us to even more strongly address our environmental mission, helping other institutions improve their climate impacts through replacing disposables with reusables, and offering lower impact single-use items.

E-Commerce
Preserve's business with Amazon has achieved consistent double-digit growth and we are investing to build this business. In 2022, our sales on Amazon Seller Central grew 22%.

PRESERVE PERFORMANCE ON AMAZON


GROWTH
Preserve Revenue
+22% in 2022 vs 2021
BRAND LOYALTY
35% of Sales from Repeat Orders
REPUTATION
Top Selling Shave 5 Blades have
69% Conversion Rate
Compared to 2% Category Average

Partners
Throughout our history, Preserve has had a penchant for partnerships. With our partners, we are able to reach further, leverage the expertise of others, and share our own. In addition to working with long-term partners for our manufacturing, we have helped some of America's largest consumer products companies with their sustainability initiatives, and in turn they have helped us build our brand, our reach and our mission. Companies like Stonyfield, Seven Generation, Burt's Bees, and Brita are among the partners we have worked with. Today, our major partners help us deliver our high performance and more sustainable alternatives to our customers.

Below are key partners – all of which have helped us for between 10 and 20 years with our mission and our product delivery to the multiple markets we serve.

STRONG BUSINESS RELATIONSHIPS WITH LEADING US MANUFACTURERS AND SUPPLIERS

WITH A FOCUS ON INNOVATION, PERFORMANCE, AND QUALITY, CURRENT RELATIONSHIP TENURES AVERAGE 10 YEARS+

MANUFACTURERS + COMPONENT SUPPLIERS

Edgewell Personal Care
Preserve Shave Blade Partner

UrthPact
Preserve Cutlery Manufacturer

Perrigo
Preserve Toothbrush Manufacturing Partner

JM Murray
Assembly and Fulfillment Partner

MATERIAL SUPPLIERS

Aaron Industries Corp.

Envision Plastics

PRODUCT DESIGN FIRM

EVO Design

WHY INVEST

Continuing 25 Years of Sustainable Innovation to Meet the Moment

We are building on a foundation of 25 years of strong partnerships, established distribution networks, and a deep understanding of sustainable design, lower-impact systems, and more sustainable materials.

"I have watched Preserve from their early days as CEO of Burt's Bees and then Seventh Generation. We've worked with them at both companies and always valued the innovative ideas their team brought forward or inspired. I can't wait to see what they bring to market next - and I'm sure many companies will follow."

- John Replogle
Partner, One Better Ventures
Former CEO, Burts Bees and Seventh Generation

With this raise, we plan to invest in expanding sales with both new and existing customers and enhance our marketing outreach to the growing millions of consumers interested in more sustainable solutions. We aim to continue to drive revenue growth and greater profitability in our core product offerings and create a more valuable Preserve enterprise for our investors.

We also plan to invest in key innovations, such as home-compostable and marine-degradable cutlery and products made from captured atmospheric carbon.

Join us to build our brand mission, our sales and profits, and innovations to reduce consumer impact on our planet.



ABOUT

HEADQUARTERS
657 Main Street
Waltham, MA 02451

WEBSITE
View Site

Recycline, Inc. d.b.a. Preserve (or the "Company") is a C-Corp. organized under the laws of the state of Massachusetts. We are a certified B Corporation with more than 25 years of experience creating and producing stylish and eco-friendly personal care, household, and food service products. Using recycled materials, plant-based bioplastics, and ocean-diverted plastics, we offer innovative alternatives in a sector that is responsible for more than 29% of U.S. emissions. Preserve's products are made in America and can be found in more than 7,000 retail and food service locations across the US.

TEAM



Eric Hudson
Founder & CEO

Eric Hudson is the Founder & CEO of Preserve, based in Waltham, Massachusetts. A native of Massachusetts, Eric earned a bachelor's degree in Economics and Political Science from Boston College and earned his MBA, with distinction, from Babson College. He comes from a family rich in entrepreneurship including grandparents who were the founders of Brookstone.

He is a recognized leader in social business, environmental issues, new product disruptions and development and marketing innovation. Eric serves on several sustainability boards, he is an Unreasonable Fellow, a member of Environmental Entrepreneurs and a frequent panelist on entrepreneurship, business management, social business and sustainability issues. Prior to Preserve, he worked 6 years at Fidelity where he worked in several divisions including Fidelity's trading and investment operation. He also worked as a management consultant with Anderson Consulting and launched his own management consultancy.



John Lively
COO

John Lively is COO at Preserve where he runs Preserve's operations with a focus on supply chain. He aims to bring the approaches of industrial ecology to everyday products like toothbrushes, cutlery and food storage containers. John has been at Preserve for over 20 years. Previously, he attended Harvard University where he studied environmental science and public policy. An avid runner, he lives in Cambridge, MA with his wife, 13 year old son, and three cats.



Deana Becker
Director of Stakeholder Operations

Deana Becker is Preserve's Director of Stakeholder Operations and in this role oversees partnerships and employee engagement as well as Preserve's standards and certifications. Previous to Preserve she developed fair trade supply chains and certification logistics for natural products. Deana holds an M.A. in Sustainable International Development from Brandeis University, an MBA from Babson College and a B.A. in International Studies from Middlebury College. Deana works with Preserve an average of 30 hours per week.



Anu Goel
Preserve Director

Anu Goel is Chief Solutions Officer at SPINS, leading the development of SPINS solutions for consumer brands. Prior to joining SPINS, Anu held leadership positions at Beam Suntory, McKinsey & Company, and Brand Equity Ventures. He holds Bachelor's degrees in economics and engineering from The University of Pennsylvania and a Master's of Business Administration from Harvard Business School. Anu works an average of 0.5 hours/week with Preserve.



Steven Berkenfeld
Preserve Director

Steven Berkenfeld is the founder and principal of Ecotopia Consulting and is primarily engaged in helping early stage, mission driven companies in the development of their business plan and growth strategy with the aim of improving their financeability, enhancing their market adoption and commercialization, and maximizing their impact. In addition, Steven serves as Chief Strategy Officer of Brightcore Energy, currently sits on the Board of Directors of Svante Inc. and Preserve, and serves as an advisory board member to a number of other impact focused companies. He was formerly a Managing Director in Investment Banking at Barclays where he spent 11 years. His roles included serving as senior sponsor of the Environmental and Social Impact Banking Initiative, co-heading the Firm's Cleantech Initiative, and leading the banking effort for Emerging Industrial Technology companies. He also managed the Transaction Review Committee process and chaired the Reputational Risk Committee for Barclays International, and served as chair of the Firm's Equities Commitment Committee and Fairness Opinion Committee. Prior to joining Barclays in September 2008, Steven spent over 21 years at Lehman Brothers. He holds a J.D. from Columbia Law School and a B.S. from Cornell University. Steven works an average of 0.5 hours/week with Preserve.

TERMS

Preserve

Overview

PRICE PER SHARE	VALUATION
$8.18	$29.49M
DEADLINE	AMOUNT RAISED
Jun 26, 2023	$0

Breakdown

MIN INVESTMENT	OFFERING TYPE
$147.24	Equity
MAX INVESTMENT	ASSET TYPE
$1,234,991.86	COMMON
MIN NUMBER OF SHARES OFFERED	SHARES OFFERED
1,833	Common Stock
	MAX NUMBER OF SHARES OFFERED
	150,977

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. *Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.*

Investment Incentives & Bonuses*

Time-based:

Friends and Family Early Birds

Invest within the first eight days and receive 15% bonus shares

Super Early Bird Bonus

Invest within the first two weeks and receive 10% bonus shares

Early Bird Bonus

Invest within the first three weeks and receive 5% bonus shares

Amount-Based*:

$300+ | Preserve Toothbrush Subscription for 1 Year

Invest $300+ and keep your teeth squeaky clean, replacing your toothbrush with the frequency that dentists recommend. The Preserve toothbrush is made in the USA from 100% recycled polypropylene, including 50% PCR, with fresh nylon bristles.

$600+ | Preserve Ocean Plastic Initiative Gift Set

Invest $600+ and be introduced to Preserve's Ocean Plastic Initiative through a practical and impactful gift set featuring the POPi razor and replacement blades and two POPi toothbrushes. The handles of both products are made with recovered ocean plastic and help to support Preserve's non-profit partners who are leading the way in ocean health.

$1,000+ | Preserve Toothbrush Subscription for the whole family + Preserve Ocean Plastic Initiative (POPi) Gift Set

Invest $600+ and keep your family's teeth squeaky clean, replacing your toothbrushes with the frequency that dentists recommend. Plus, get introduced to the Preserve Ocean Plastic Initiative with a gift box of Preserve items made from recovered ocean plastic.

$2,500+ | Your Own Custom Preserve Hoodie and T-Shirt

Invest $2,500+ and receive 5% bonus shares. Plus, relax in a 100% Organic and Fair Trade Certified Hoodie and T-Shirt set, proudly sporting Preserve branding. Only available to employees and key investors, these clothing items are a hot commodity!

$5,000+ | Catered Picnic at one of Massachusetts' Finest Beaches

Invest $5,000+ and receive 7% bonus shares. Plus, enjoy a catered picnic on one of Massachusetts' finest beaches. A Preserve hoodie will help you warm up after your swim.

$10,000+ | Meet and Greet with Preserve's Founder and Leadership Team

Invest $10,000+ and receive 10% bonus shares. Plus, join Preserve's leadership team for dinner, either virtually or in person in Boston to learn about Preserve's founding, where we're going, provide ideas and ask questions.

$20,000+ | Catered Weekend Getaway in the Berkshires AND Meet and Greet with Preserve's Founder and Leadership Team

Invest $20,000+ and receive 15% bonus shares and a weekend getaway! A short drive from Boston or New York, New England's Berkshires is where Preserve's Founder drew inspiration for starting a mission-driven business. You'll have access to an indoor pool, foliage views, and your own private chef for the weekend.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

***Details for certain Amount-Based perks may need to be worked out between Preserve and the investor (i.e. dates, shipping, addresses, color, and size preferences, etc.). Experience-based perks do not include transportation. Amount-Based perks are not cumulative.*

The 10% StartEngine Owners' Bonus

Recycline, Inc. (d/b/a/ "Preserve" or the "Company") will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $8.18 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $818. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

PRESS

Forbes
How A Toothbrush Could Help Solve Our Ocean Plastic Crisis

View Article

RoundPeg
Preserve on Purpose: Recycling Ocean Plastic into Products

View Article

Inc.
How Smarter Design Can Boost Your Sales and Sustainability

View Article

The New York Times Magazine
Revalued

View Article

Reuters
Entrepreneur attributes success to lean and green model

View Article

Show More Press

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

ERIC (FOUNDER + CEO)

In 1996, Preserve started with a promise. To reuse our Earth's resources by making quality products out of America's recycling.

Where other folks saw trash, we saw an opportunity to make a dent in America's waste and global emissions.

25 years later, we have 5 product lines, 2 business divisions, we've done 100 million in revenue, and our products can be found in retailers and food service locations nationwide.

Along with putting America's recycling to work, we have also been researching and developing products made with bioplastics since 2003.

This year we are working with partners to design and produce products made from polymers that are created by capturing carbon dioxide. With the goal to make products that are home compostable, completely biodegradable, and carbon negative.

DEANA (Director of Stakeholder Operations)

Preserve is trusted by millions of consumers and we have top-selling products in the 187 billion-dollar natural channel.

GARY HIRSHBERG (CoFounder, Stonyfield Organic):

Preserve is a trailblazer. Since the beginning, they have been committed to being both a profitable business and a devoted steward to the environment. They built a business that benefits all stakeholders, and not just shareholders. Preserve was a B-corp before the designation even existed.

JOHN (COO)

From transforming yogurt cups into reusable tableware, to turning captured ocean plastics into razors and creating the lower impact fork you get at Whole Foods, Preserve has always been on the forefront of solving some of our greatest environmental challenges.

In 2017 we launched a food service division to help reduce the environmental impact of this sector. Our cutlery is carried at Whole Food Market Cafes, and our reusable to-go container systems are being used on college campuses and corporate cafeterias around the country.

Our next frontier is single-use carbon-negative cutlery.

Dr.Dyson

At Kiverdi, we capture CO2 and turn it into useful materials.

We're excited to be workingwith Preserve, a trusted innovator in the consumer products space,

to convert harmful CO_2 emissions into the products of the future.

DEANA (Director of Stakeholder Operations)

With 55% of american consumers prioritizing the environment in their purchasing and Fortune 500 companies publicly stating ambitious climate goals, the world is demanding more sustainable products.

Our next plans are to increase our manufacturing capacity, expand our sales and marketing team, and continue our R&D on cutting-edge sustainable materials.

ERIC (FOUNDER + CEO)

Building on our 25 years of strategic partnerships, established distribution networks, and innovative design, we believe there has never been a better time for Preserve to expand.

So join our Preserver family and be a part of our work to develop products that are carbon negative, made from renewable resources, and not harmful to our earth, its inhabitants, and ecosystems.

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